UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2020

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Commission File Number: 001-38067

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Verona Pharma plc
(Translation of registrant's name into English)

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3 More London Riverside
London SE1 2RE UK
+44 203 283 4200
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

FDA Response to End-of-Phase 2 Briefing Package (the "FDA Response Press Release")

On May 14, 2020, Verona Pharma plc (the “Company”) issued a press release announcing it had received written comments from the U.S. Food and Drug Administration ("FDA") in response to its End-of-Phase 2 briefing package for nebulized ensifentrine as a maintenance treatment for chronic obstructive pulmonary disease.  The Company outlined in the FDA Response Press Release its planned Phase 3 ENHANCE clinical program.
The FDA Response Press Release is furnished herewith as Exhibit 1.1 to this Report on Form 6-K.
The FDA Response Press Release is hereby incorporated by reference into the Company's Registration Statements on Forms S-8 (File No. 333-217521 and File No. 333-237926) and Registration Statement on Form F-3 (333-225107).

Person Discharging Managerial Responsibilities ("PDMR") announcement (the "PDMR Announcement")

On May 12, 2020, the Company issued a press release reporting the grants to Dr David Zaccardelli, CEO, and Mr Mark Hahn, CFO of the Company, an aggregate of 921,608 Restricted American Depositary Share Units (“RADSUs”), representing 7,372,864 ordinary shares of 5 pence each (the “Ordinary Shares”), and the issuance to them of an aggregate of 267,288 ordinary shares of 5 pence each following the vesting of previously granted RADSUs.
The PDMR Announcement is furnished herewith as Exhibit 1.2 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description

1.1	FDA Response Press Release
1.2	PDMR Announcement

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERONA PHARMA PLC

Date: May 14, 2020	By:	/s/ Claire Poll
		Name:	Claire Poll
		Title:	Legal Counsel